Exhibit 99.1

P R E S S   R E L E A S E

For Immediate Release	18 February 2004

CADBURY SCHWEPPES REPORTS
RESILIENT PERFORMANCE IN TRANSITION YEAR
Results in line with expectations

Cadbury Schweppes plc reports on financial performance for the 52 weeks ended 28 December 2003:

					Constant Currency #

		2003	2002	Reported Growth %	Growth %	Growth % Excl. Acqn’s & Disposals

Turnover	£m	6,441	5,298	+22	+22	+2
Underlying Group Operating Profit	£m	1,052	983	+7	+10	–1
- Share of associate profits	£m	51	58
- Goodwill/intangibles amortisation	£m	(129)	(64)
- Operating exceptionals	£m	(224)	(53)
Total Operating Profit including associates	£m	750	924	–19	–16	–12

Underlying Profit Before Tax*	£m	922	935	–1	+1	+1
Profit Before Tax	£m	564	830	–32	–30	–13

Underlying EPS*	p	32.0	32.0	—	+2	+2
Basic EPS	p	18.2	27.4	–34
Dividend per share	p	12.0	11.5	+4

* Both underlying profit before tax and underlying earnings per share (EPS) include associates, exclude goodwill/intangibles amortisation and exceptional items (see notes 7 and 8 page 16 for a reconciliation to profit before tax and earnings per share)
# Constant currency growth excludes the impact of exchange rate movements during the year

2003 Highlights
•	Underlying earnings per share* increased 2% in constant currency
•	Stronger US carbonates performance in second half, led by Dr Pepper
•	Record share and profits at Cadbury Trebor Bassett
•	Major organisational change completed
•	Adams on track with acquisition case
•	Fuel for Growth beginning to deliver

Todd Stitzer, CEO of Cadbury Schweppes, said, “Our performance was resilient in a transitional year. Underlying earnings per share* increased 2% in constant currency against the background of a major reorganisation, the integration of Adams and difficult trading conditions in many of our key markets.

“The final quarter of 2003 saw a broad based improvement in performance and we have seen an encouraging start to 2004. The Adams’ integration and Fuel for Growth cost reduction initiatives are being executed to plan and are expected to deliver significant benefits in 2004 and beyond.

“We expect to deliver 2004 financial performance within our goal ranges of 3% – 5% net base sales value growth and 50 – 75 basis points of operating margin increase annually.”

Cadbury Schweppes Public Limited Company
25 Berkeley Square
London W1J 6HB
Telephone: +44 (0) 20 7409 1313
Fax: +44 (0) 20 7830 5137
www.cadburyschweppes.com

PERFORMANCE OVERVIEW

2003 Performance
The base business grew sales and underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) by 2% at constant currency. Adams was slightly dilutive to underlying earnings.

In 2003 we undertook a significant reorganisation of our management and operational structure, began to integrate Adams and implement our Fuel for Growth cost initiative, all against the backdrop of difficult trading conditions in a number of our key markets.

The final quarter saw a broad based improvement in performance with all of our key businesses having a stronger finish to the year. Our US carbonates business strengthened through the second half, led by our flagship brand Dr Pepper. Despite the hot summer, Cadbury Trebor Bassett delivered record sales, profit and market share following a good Christmas and our confectionery and beverage operations in Australia recovered strongly in the second half.

The transition of Adams into Cadbury Schweppes has been smooth with significant integration programmes executed during the year. The performance of the business and delivery of the integration benefits were in line with the acquisition plan. The growth engines in Latin America continued to perform and in the second half we saw gum share trends improve in a number of key markets, notably the US and Canada. Halls had an excellent year.

We began to implement our four-year Fuel for Growth cost initiative. Significant activities included the integration of our beverage businesses in North America; commercial and back office savings arising from the integration of Adams; and confectionery supply chain optimisation in Europe.

During this transitional year, we continued to maintain tight management of our cash resources, generating free cash flow of £172 million. This resulted in year-end borrowings of £4.2 billion, an increase of £2.4 billion in the year, having paid £2.8 billion for acquisitions, most notably Adams.

Outlook
All of our key businesses, including Dr Pepper/Seven Up, Cadbury Trebor Bassett and Australian confectionery, have had an encouraging start to the year. The Adams integration programme is on track and we expect to deliver in line with the acquisition plan in 2004. We anticipate gross cost benefits of £75 million from our Fuel for Growth cost reduction initiative, including the Adams cost synergies.

Strong underlying profit progress in the business will be tempered by some above inflation cost increases in areas such as raw materials, pensions, healthcare and insurance and a higher depreciation charge relating to the installation of new IT systems. Our expectation remains that in 2004 we will deliver performance within our goal ranges of net sales value growth in the base business of 3% – 5% and underlying operating margin (before associates) increases of 50 – 75 basis points every year.

OPERATING REVIEW

The regional commentaries below reflect the changes to the organisational structure announced in February 2003. The restated regional numbers for the full year 2002 can be found in the appendices.

Americas Beverages
Full Year Results (£m)	2002	Base	Acquisitions/ Disposals	Exchange Effects	2003
Turnover	1,982	(3)	9	(174)	1,814
Underlying Operating Profit	585	(3)	—	(50)	532

The results of Americas Beverages in 2003 were significantly impacted by:

•	A challenging US soft drinks market due to the combination of unseasonably cold, wet weather, difficult economic conditions and changing consumer demand
•	The transfer of around 30% of our 7 UP volumes into a new distribution system
•	An 8% decline in Dr Pepper fountain and food service volumes in the first half due to contract issues with a major customer
•	A weak second half performance from our non-carbonates portfolio

After a number of years of strong performance, our non-carbonates had a mixed year. Demand in our core categories was weak, particularly in our North East US heartland where Snapple sales in the high margin convenience channel were adversely impacted by the cold summer. In addition, we took the decision to reduce stock levels in Snapple’s wholesale network in the third quarter.

The performance of our carbonated soft drinks portfolio improved steadily throughout the year. The improved performance was led by Dr Pepper and was the result of new marketing programmes, better bottler execution, greater focus on diet products and a turnaround in the important fountain business. Carbonates volumes were up 1% in the fourth quarter excluding the impact of the 7 UP transfers. We also saw strong growth from our diet portfolio which grew by 9% during the year.

Profit margins in the second half were impacted by adverse product mix in our non-carbonate business, the costs of preparing Americas Beverages for a major new IT system in 2004, and continued inflation in employee and raw material costs.

The coming together of our three businesses in North America – Dr Pepper/Seven Up, Mott’s and Snapple – into a cohesive refreshment beverage operation was significantly advanced by the year-end with cost savings generated through the consolidation of commercial and back office activities.

Americas Confectionery
Full Year Results (£m)	2002	Base	Acquisitions/ Disposals	Exchange Effects	2003
Turnover	233	3	638	(3)	871
Underlying Operating Profit	15	(2)	83	(1)	95

The underlying operating profit decline before acquisitions reflects a difficult first half in our Canadian business. Second half profits improved significantly as the business focused on the more profitable elements of its portfolio. Stani in Argentina continued to perform strongly.

The consolidation of Adams into the region took place smoothly: 75% of Adams’ business lies in the Americas. Major achievements during the year were: the creation of the new regional management structure and team; the integration of commercial activities in the US, Canada, Argentina and Mexico; and the transfer of the Latin American operations onto our SAP system. The businesses overall performed in line with expectations with momentum improving in the second half. This was driven by successful new product development and brand relaunches, notably Dentyne Fire in the US and Trident White in Canada. Adams Mexico maintained strong sales and profit momentum throughout the year and Halls delivered strong results in nearly all markets.

Europe, Middle East and Africa (EMEA)
Full Year Results (£m)	2002	Base	Acquisitions/ Disposals	Exchange Effects	2003
Turnover	1,787	71	205	54	2,117
Underlying Operating Profit	280	11	11	6	308

EMEA’s base business reported another good result in a year which saw some of the hottest summer temperatures on record in Western Europe. The hot weather impacted volumes, particularly the UK, Ireland and France impacting sales by an estimated £15 million at least.

Margins, particularly during the second half of the year were negatively impacted by higher costs relating to the major relaunch of Cadbury Dairy Milk in the UK and raw material inflation.

We saw some good performances in our biggest businesses:

•	Cadbury Trebor Bassett maintained the strong momentum seen in 2002, generating record sales (+7%), underlying operating profits and market share. We ended 2003 with a confectionery market share of 30.1%, an increase of 40 basis points on last year. Key drivers included strong Easter and Christmas sales and the successful re-launch of our Cadbury Dairy Milk chocolate range in the UK which increased its sales by 13% against last year. Maynards and Trebor performed strongly and the Adams’ business produced better than expected results driven by the Halls brand.
•	In France, we regained leadership in chewing gum, reflecting focus on our major Hollywood brand and a range of successful sugar-free launches. Our moulded chocolate share also grew driven by the relaunch of Poulain.
•	Elsewhere our businesses in Africa delivered strong profit performances led by South Africa and Egypt with Cadbury ranges tailored to key local price points continuing to drive growth in this region.

Our Russian business was restructured in the first half with the integration of Dandy. While trading conditions remained challenging, performance improved significantly in the second half.

The Adams businesses in the region were integrated rapidly with full business consolidation taking place in the UK, Ireland, Poland, Greece, Portugal, Lebanon and South Africa. The Spanish business integration is expected to be fully complete by the end of the first quarter. Adams products are being sold into new outlets and markets via CS distribution networks in the UK, Ireland, Russia, Denmark and Nigeria. Overall, the profit contribution from the Adams’ operations exceeded the acquisition plan.

Europe Beverages
Full Year Results (£m)	2002	Base	Acquisitions/ Disposals	Exchange Effects	2003
Turnover	548	14	77	53	692
Underlying Operating Profit	104	(2)	7	11	120

Europe Beverages had a slow start to the year in markets which were generally weak. Performance in the second half in all our key businesses was boosted by the hot summer, particularly in France, Spain and Germany. However, our profit performance was impacted by the cost of contracting out production to meet demand in the peak summer months.

We saw strong performances from Schweppes across the region but particularly in France and Spain where new packaging boosted sales growth in the hotel and restaurant trade. In France, our diet carbonates portfolio outperformed a segment growing at 30% in 2003, driven by Orangina, Schweppes Agrum and Schweppes Lemon.

Apollinaris & Schweppes continued to progress well, outperforming a market which was severely affected by the German government’s introduction of mandatory deposits on non-returnable packaging. Volumes were ahead of 2002 and the business is investing in extra returnable capacity to satisfy strong demand.

In France, the sales and administration functions of Schweppes and Orangina were merged and a factory in Fergesheim closed. We have reached an agreement with San Benedetto to enlarge our manufacturing joint venture to include the production facilities acquired as part of the Orangina transaction. In Spain, our Logrono facility was closed with production transferring to Toledo.

Asia Pacific
Full Year Results (£m)	2002	Base	Acquisitions/ Disposals	Exchange Effects	2003
Turnover	738	26	121	52	937
Underlying Operating Profit	114	(10)	15	9	128

The fall in underlying operating profits before acquisitions reflected first half issues where a combination of factors adversely impacted results. These included: trade destocking; the impact of raw material price increases on our Australian confectionery business; and disruption in our Food & Beverage business following a difficult IT implementation at the end of 2002.

The business recovered strongly in the second half driven by improvements in our Australian confectionery and food and beverage operations. In Australian confectionery, we extended our market leadership position with record second half sales, reflecting strong performances from our core chocolate brands and new product development

The Food & Beverage business benefited from a steady recovery in its impulse account base and reinstated promotional activity in the grocery channel. This saw year-on-year soft drink share gains.

In Asia, our business in China had another difficult year recording losses of £6 million, a modest reduction on the losses incurred in 2002. In India, the business had a strong year until the fourth quarter when it was hit by the escalation of a minor in-store infestation problem. The business is recovering well but we continue to expect some adverse impact in the first quarter of 2004.

Our newly acquired Adams businesses in Thailand and Japan delivered strong results and steady market share increases underpinned by new product launches in Japan and the continued success of Trident and Dentyne in Thailand. In Japan there was a healthy increase in margins.

Adams
The Adams business was acquired at the end of March 2003. The results include 39 weeks of trading during which the business made underlying operating profit (operating profit before goodwill/intangibles amortisation and exceptional items) £95 million on sales of £865 million.

Adams remains on track to deliver against the acquisition case and the commitments we made at the time of acquisition.

•	Adams was modestly dilutive to 2003 earnings
•	We are on track to deliver around half of the announced £80 million cost synergies in 2004 primarily driven by SG&A and procurement savings
•	The performance of the base business is improving, notably through more stable gum share performances in the US and Canadian markets.
•	We are beginning to capture revenue synergies, particularly as Adams’ products are distributed through our existing routes to market in EMEA.

Fuel for Growth
In mid-2003, we began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007. Significant activities included the integration of our beverage businesses in North America, commercial and back office savings arising from the integration of Adams (described above) and confectionery supply chain optimisation in Europe. We expect to deliver gross cost savings before reinvestment in growth related activities, of £75 million in 2004.

FINANCIAL REVIEW

Sales at £6.4 billion were 22% higher than last year, representing a similar increase at constant exchange rates. Acquisitions, net of disposals, contributed 20% to revenue growth. The most significant contributors to growth from acquisitions were Adams (mainly in the Americas), Dandy and Kent in the EMEA region and Apollinaris & Schweppes in Europe Beverages. Like-for-like base business sales grew 2%.

Underlying operating profit excluding associates (operating profit before goodwill/intangibles amortisation and exceptional items) was up 7%. At constant currency the growth was 10%, with the base business declining by 1% and the full-year impact of acquisitions contributing 11%. Currency movements had a 3% adverse impact on underlying operating profits with US dollar weakness more than offsetting strength in the Euro and Australian dollar.

Central costs rose by £16 million to £131 million due to the costs of strengthening our global commercial and supply chain functions with the implementation of the Group’s new regional structure and central Adams integration costs.

Operating margins (before associates, goodwill/intangibles amortisation and exceptionals) fell from 18.5% to 16.3% in part reflecting lower margins on newly acquired businesses. Excluding acquisitions, operating margins fell by one percentage point to 17.5%, with the decline due to higher employee and IT costs, weak first half results in Asia Pacific and Americas Confectionery and the impact of hot weather in Europe.

Income from associates at £51 million was £7 million lower than in 2002. £4 million of the adverse movement relates to currency movements with the remainder being due to disposals.

The Group charge for operating exceptionals of £224 million was £171 million higher than last year and primarily reflected restructuring programmes – the initiation of our Fuel for Growth programme (including Adams’ integration activities) and the integration of acquisitions early in the year. £40 million of the charge relates to the write-down of IT assets which are unlikely to be used in the foreseeable future.

Goodwill/intangibles amortisation at £129 million was £65 million higher than last year, reflecting the acquisition activity within the Group over the last twelve months, notably Adams.

Non-operating exceptional losses relating to the disposal of assets was £5 million compared with a £12 million gain in 2002.

The interest charge was significantly higher at £181 million (2002 -£106 million), due to the cost of financing Adams since completion at the end of March 2003.

Underlying profit before tax (profit before tax and goodwill/intangibles amortisation and exceptional items) fell by 1% to £922 million but rose by 1% at constant exchange rates.

Reported profit before tax fell by 32% to £564 million primarily reflecting higher restructuring and goodwill/intangibles amortisation items.

The underlying tax charge was 27.5% as against 28.7%. We expect this rate to be sustainable for 2004.

Underlying earnings per share (earnings before goodwill/intangibles amortisation and exceptional items) at 32.0 pence were in line with last year. At constant exchange rates underlying earnings per share were up 2%. Acquisitions net of disposals diluted full year earnings per share by 0.1p or 0.3%.

Basic earnings per share (after goodwill/intangibles amortisation and exceptional items) fell by 34% to 18.2 pence principally reflecting the increase in exceptional items (driven by business restructuring) and goodwill amortisation arising on acquisitions.

Marketing Spend
Marketing expenditure in 2003 was £702 million, an increase of 28% over last year and an increase of 30% at constant exchange rates. This represents a marketing to net sales ratio of 10.9% which is 60 basis points higher than that reported in 2002, with the increase being due to the acquisition of Adams which has a higher marketing to sales ratio.

Prior to acquisitions, the marketing to sales ratio was 9.9%, with the year-on-year reduction reflecting the combination of exchange rate movements and lower spend during periods of unfavourable weather conditions in Americas Beverages and European Confectionery.

Capital Spend
Capital spend grew by £23 million to £302 million with key areas of expenditure being acquisition related restructuring, fuel for growth cost reduction programmes and IT.

For 2004 we expect capital spend to be in the region of £360 million, driven by investments behind our Fuel for Growth initiatives.

Cash Flow
The Group generated free cash flow (after dividends payments) of £172 million, a decrease of £143 million compared to 2002, due to the cash impact of higher restructuring costs, the costs of financing Adams and an increase in year end working capital. The working capital movement largely relates to movements in cocoa prices and up front marketing payments in Americas Beverages.

Borrowings increased from £1.8 billion to £4.2 billion an increase of £2.4 billion. This reflects acquisition payments, primarily related to Adams, of £2.8 billion offset by free cashflow and exchange rate movements. Above 50% of the Group’s debt is in US and Canadian dollars which broadly matches the Group’s earnings from these markets.

Dividends
The Board has proposed a final dividend of 8.35 pence, up from 8.0 pence in 2002, bringing the total dividend for the year to 12.0 pence, a 4% increase on 2002. This will be paid on 28 May 2004 to Ordinary Shareholders on the Register at the close of business on 30 April 2004.

Ends

For further information:

Cadbury Schweppes plc:	020-7409-1313
http://www.cadburyschweppes.com

Capital Market Enquiries	020-7830-5095/5124
Sally Jones
Marie Wall
Mary Jackets
Media Enquiries	020-7409 1313
Dora McCabe
Sarah Pelling
The Maitland Consultancy	020-7379-5151
Angus Maitland
Philip Gawith

A presentation on the results will be webcast live on the group’s website http://www.cadburyschweppes.com at 09.30 a.m. Copies of the slides accompanying the presentation will be available on the website on 18 February from 11 a.m.

High-resolution photographs are available to the media free of charge from 1.30 p.m. today at www.newscast.co.uk +44 (0)20 7608 1000.

Notes to Editors:

1.      Safe Harbor Statement

This material may be deemed to include forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements are only predictions and you should not rely unduly on them. Actual results might differ materially from those projected in any such forward-looking statements, which involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although we believe the expectations reflected in forward-looking statements are reasonable we cannot guarantee future results, levels of activity, performance or achievements. This presentation should be viewed in conjunction with our periodic interim and annual reports and registration statements filed with the Securities and Exchange Commission, copies of which are available from Cadbury Schweppes plc, 25 Berkeley Square, London W1J 6HB, UK.

2.	The contribution from acquisitions during the year equates to the first twelve month’s impact of businesses acquired or disposed of in the current and prior year. Once an acquisition or disposal has lapped its acquisition date then it is included within the base business results.

3.	The following schedules are attached:
		Pages
	Group Profit & Loss Account	10
	Movements in Shareholders’ Funds	11
	Group Balance Sheet	12
	Group Cash Flow Statement	13
	Turnover and Operating Profit Analysis	14

4.	Notes to the Schedules	15 – 17

5.	Cadbury Schweppes

Cadbury Schweppes is a major global company which manufactures, markets and distributes branded beverages and confectionery products around the world. With origins stretching back over 200 years, today Cadbury Schweppes’ products – which include brands such as Cadbury, Schweppes, Halls, Trident, Dr Pepper, Snapple, Trebor, Dentyne, Bubblicious and Bassett – are enjoyed in almost every country around the world. The Group employs around nearly 54,000 people and is a leading world-wide confectionery company. It is number one in sugar and functional confectionery, a strong number two in gum and the world’s third largest soft drinks company.

	Cadbury Schweppes plc
	Group Profit and Loss Account
	For the 52 weeks ended 28 December 2003 (unaudited)

Notes		2003						2002

		Before						Before
		exceptional		Exceptional		Total		exceptional		Exceptional		Total
		items and		items and				items and		items and
		goodwill/		goodwill/				goodwill/		goodwill/
		Intangibles		intangibles				Intangibles		intangibles
		amortisation		amortisation				amortisation		amortisation
		£m		£m		£m		£m		£m		£m

	Continuing Operations	5,564		—		5,564		5,298		—		5,298
10	Acquisitions	877		—		877		—		—		—

	Turnover	6,441		—		6,441		5,298		—		5,298

	Operating costs	(5,389)		(353)		(5,742)		(4,315)		(117)		(4,432)

	Continuing Operations	954		(230)		724		983		(117)		866
10	Acquisitions	98		(123)		(25)		—		—		—
	Group Operating Profit	1,052*		(353)		699		983		(117)		866

	Share of operating profit in associates	51		—		51		58		—		58

6	Total Operating Profit Including Associates	1,103*		(353)		750		1,041		(117)		924

	(Loss)/ Profit on disposal of fixed assets	—		(7)		(7)		—		9		9
3	Profit on sale of subsidiaries and investments	—		2		2		—		3		3

	Profit on Ordinary Activities Before Interest	1,103		(358)		745		1,041		(105)		936
4	Net interest	(181)		—		(181)		(106)		—		(106)

7	Profit on Ordinary Activities Before Taxation	922		(358)		564		935		(105)		830

5	Taxation
	- On operating profit, associates and interest	(254)		81		(173)		(268)		15		(253)
	- On profit on sale of fixed assets subsidiaries and investments	—		—		—		—		(2)		(2)
		(254)		81		(173)		(268)		13		(255)

	Profit on Ordinary Activities After Taxation	668		(277)		391		667		(92)		575
	Equity minority interests	(4)		—		(4)		(3)		—		(3)
	Non-equity minority interests	(21)		—		(21)		(24)		—		(24)

	Profit for the Financial Year	643		(277)		366		640		(92)		548

	Dividends paid and proposed to Ordinary Shareholders					(242)						(230)

	Profit Retained for the Financial Year					124						318

8	Earnings per Ordinary Share of 12.5p
	- Basic	32.0	p*	(13.8	p)	18.2	p	32.0	p*	(4.6	p)	27.4	p
	- Diluted	31.9	p	(13.8	p)	18.1	p	31.7	p	(4.5	p)	27.2	p

	Dividends per Ordinary Share
	- Interim paid					3.65	p					3.50	p
	- Final proposed					8.35	p					8.00	p
						12.00	p					11.50	p

	* Underlying excludes the impact of exceptional items and goodwill/ intangibles amortisation (Notes 6, 7 and 8)

	Cadbury Schweppes plc
	Statement of Total Recognised Gains and Losses
	Movements in Shareholders' Funds
	For the 52 weeks ended 28 December 2003 (unaudited)

Notes		2003	2002
	Statement of Total Recognised Gains and Losses	£m	£m

	Profit for the financial year	366	548
	Net currency translation differences	(213)	(217)

		153	331

		2003	2002
	Reconciliation of Movements in Shareholders' Funds	£m	£m

	Shareholders' Funds at beginning of year	3,020	2,880
	Total recognised gains and losses for the year	153	331
	Dividends to Ordinary Shareholders	(242)	(230)
	New share capital subscribed	19	26
	Goodwill written back to the profit and loss account on disposal of subsidiary	—	13

	Shareholders' Funds at End of Year	2,950	3,020

	Cadbury Schweppes plc
	Group Balance Sheet
	At 28 December 2003 (unaudited)

Notes		2003	2002
		£m	£m
	Fixed Assets
	Intangible assets and goodwill	5,827	3,919
	Tangible assets	1,633	1,351
	Investment in associates	313	308
	Investments	230	237

		8,003	5,815
	Current Assets
	Stocks	672	528
	Debtors
	- due within one year	1,221	970
	- due after one year	81	82
9	Investments	242	297
9	Cash at bank and in hand	191	175

		2,407	2,052
	Current Liabilities
	Creditors: amounts falling due within one year
9	- Borrowings	(1,069)	(790)
	- Other	(2,009)	(1,795)

	Net Current Liabilities	(671)	(533)

	Total Assets less Current Liabilities	7,332	5,282

	Non-current Liabilities
	Creditors: amounts falling due after more than one year
9	- Borrowings	(3,575)	(1,528)
	- Other	(136)	(49)
	Provisions for liabilities and charges	(428)	(419)

		(4,139)	(1,996)

	Net Assets	3,193	3,286

	Capital and Reserves
	Called up share capital	258	257
	Share premium account	1,071	1,050
	Revaluation reserve	59	59
	Capital redemption reserve	90	90
	Profit and loss account	1,472	1,564

	Shareholders' Funds	2,950	3,020

	Minority Interests
	Equity minority interests	18	16
	Non-equity minority interests	225	250

		243	266

	Total Capital Employed	3,193	3,286

	Cadbury Schweppes plc
	Group Cash Flow Statement
	For the 52 weeks ended 28 December 2003 (unaudited)
Notes		2003	2002
		£m	£m
	Net cash flow from operating activities
	Group operating profit	699	866
	Depreciation	213	166
	Goodwill/ intangibles amortisation	129	64
	Other Items	98	(5)
	Changes in working capital	(85)	5
		1,054	1,096
	Dividends received from associates	9	13

	Returns on investments and servicing of finance
	Interest paid, net	(156)	(74)
	Dividends paid to minority interests	(21)	(25)
		(177)	(99)
	Taxation	(195)	(221)
	Capital expenditure and financial investment
	Net capital expenditure	(285)	(251)
	Sale of shares by the Employee Trust	10	14
		(275)	(237)
	Acquisitions and disposals
10	Acquisitions of businesses	(2,770)	(639)
	Net cash assumed on acquisition	13	11
3	Net proceeds from sale of investments, associates and subsidiary undertakings	5	4
		(2,752)	(624)
	Equity dividends paid	(234)	(223)

	Cash outflow before use of liquid resources and financing	(2,570)	(295)
	Management of liquid resources	52	22

	Financing
	Issues of Ordinary Shares	19	26
	Net change in borrowings and other financing	2,517	276
	Net cash inflow from financing	2,536	302

	Increase in cash	18	29

	Free cash flow
	Cash outflow before use of liquid resources and financing	(2,570)	(295)
	Add back:
	Cash flows from acquisitions and disposals	2,752	624
	Sale of shares by the Employee Trust	(10)	(14)

		172	315

Cadbury Schweppes plc
Turnover, Operating Profit, Operating Assets and Operating Margin Analysis
For the 52 weeks ended 28 December 2003

2003 – Continuing Operations	Turnover £m	Group Operating profit before exceptional items and goodwill/intangibles amortisation (a) £m	Operating Assets (b) £m	Operating Margin (a) %

Americas Beverages	1,814	532	431	29.3
Americas Confectionery	871	95	233	10.9
EMEA Confectionery	2,117	308	774	14.5
European Beverages	692	120	124	17.2
Asia Pacific	937	128	381	13.7

	6,431	1,183	1,943	18.4
Central and Other	10	(131)	126	N/A

	6,441	1,052	2,069	16.3

2002 – Continuing Operations	Turnover £m	Group Operating profit before exceptional items and goodwill/intangibles amortisation (a) £m	Operating Assets (b) (restated) £m	Operating Margin (a) %

Americas Beverages	1,982	585	430	29.6
Americas Confectionery	233	15	85	6.5
EMEA Confectionery	1,787	280	664	15.5
European Beverages	548	104	123	19.0
Asia Pacific	738	114	306	15.4

	5,288	1,098	1,608	20.8
Central and Other	10	(115)	91	N/A

	5,298	983	1,699	18.5

(a)	Excluding exceptional costs of £224m in 2003 (2002: £53m) (Note 2), goodwill/intangibles amortisation of £129m (2002: £64m), and share of operating profit in associates of £51m (2002: £58m),

(b)	The Group has redefined its definition of operating assets in 2003 and has restated the 2002 comparatives. Operating assets include tangible fixed assets, stock, debtors, investments, creditors and provisions after excluding borrowings, interest, taxation, deferred taxation, dividends and the Cadbury Schweppes Employee Trust.

Cadbury Schweppes plc
Notes to the Schedules

1.	Group Accounts

	a.	The financial statements are prepared on the basis of the accounting policies as set out in the Group's published Report & Accounts and Form 20-F for the 52 weeks ended 29 December 2002.

b.	The board of directors approved the preliminary announcement on 17 February 2004.

c.	The Report & Accounts and Form 20-F is subject to the completion of the audit and is expected to be approved on 11 March 2004.

d.	The financial information set out in this announcement does not constitute the Company’s statutory accounts for the 52-week periods ended 28 December 2003 or 29 December 2002. The financial information for the 52-week period ended 29 December 2002 is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the 52-week period ending 28 December 2003 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company’s annual general meeting.

2.	Exceptional Items
The 2003 results include £224m in charges relating principally to exceptional restructuring projects. £70m of this charge relates to integrating the Adams acquisition, and £27m relates to integration of other acquisitions from 2001 and 2002. The remaining charge of £127m relates to restructuring costs in the base business, of which £65m relates to projects identified under the recently announced 4 year “Fuel for Growth” programme, and £40m relates to the write-off of IT assets which are unlikely to be used in the foreseeable future.

3.	Profit on Sale of Subsidiaries and Investments
The disposal during the year was the sale of Bouquet d’Or, a French Confectionery business, which resulted in a profit of £2m.

4.	Net Interest
		2003	2002
		£m	£m
	Net interest arising in Group companies	(166)	(86)
	Share of net interest arising in associates	(15)	(20)

		(181)	(106)

5.	Taxation
		2003	2002
		£m	£m
	UK	31	(15)
	Overseas	(195)	(228)
	Associates	(9)	(10)

		(173)	(253)
	Tax on profit on sale of subsidiaries and investments	—	(2)

		(173)	(255)

The effective tax rate on profit before disposals is 30.5%, compared to 30.9% in 2002.

6.	Underlying Operating Profit including Associates

	The calculation of underlying operating profit including associates is as follows:

		2003	2002
		£m	£m
	Total Operating Profit including associates	750	924
	Goodwill/ intangibles amortisation	129	64
	Operating exceptional items	224	53

	Underlying operating profit including associates	1,103	1,041

7.	Underlying Profit Before Tax

	The calculation of underlying profit before tax is as follows:
		2003	2002
		£m	£m
	Profit on Ordinary Activities Before Taxation	564	830
	Goodwill/ intangibles amortisation	129	64
	Operating exceptional items	224	53
	Non operating exceptional items	5	(12)

	Underlying profit before tax	922	935

8.	Earnings per Ordinary Share

Basic EPS is calculated on the weighted average of 2,013 million shares in issue during the year (2002: 2,003 million shares); diluted EPS is calculated on the weighted average of 2,019 million shares (2002: 2,017 million shares) which includes dilutive options outstanding. The earnings used in calculating the Basic and Underlying EPS figures were as follows:

	Earnings		EPS
	2003	2002	2003	2002
	£m	£m	P	P
Earnings / Basic EPS	366.3	548.1	18.2	27.4
Goodwill/ intangibles amortisation	129.3	63.5	6.4	3.2
Operating exceptional items	223.7	53.0	11.1	2.6
Non operating exceptional items	4.8	(11.7)	0.3	(0.6)
Effect of tax on above items	(80.7)	(12.8)	(4.0)	(0.6)

Underlying earnings / Underlying EPS	643.4	640.1	32.0	32.0

Cadbury Schweppes believes that underlying operating profit, underlying earnings and underlying earnings per share provide additional information on underlying earnings trends to shareholders. These measures are used by Cadbury Schweppes for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under UK or US Generally Accepted Accounting Principles (GAAP), and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit.

9.	Net Borrowings

	Net borrowings are made up as follows:
		2003	2002
		£m	£m
	Net cash – cash at bank and in hand	191	175
	- bank overdrafts	(31)	(38)

		160	137
	Liquid resources	242	297
	Other short term borrowings	(1,038)	(752)
	Long term borrowings	(3,575)	(1,528)

		(4,211)	(1,846)

	Movements in cash and net borrowings in the year were as follows:
	Total net borrowings	Net cash	Liquid Resources	Borrowings
	£m	£m	£m	£m

At 29 December 2002	(1,846)	137	297	(2,280)
Cash flow for the period	(2,564)	5	(52)	(2,517)
Assumed on acquisition	2	13	—	(11)
Amortisation of prepaid fees	(7)	—	—	(7)
Exchange rate adjustments	204	5	(3)	202

At 28 December 2003	(4,211)	160	242	(4,613)

10.	Acquisitions

On 30 March 2003 the Group acquired the Adams Confectionery business from Pfizer Inc. for total consideration of $4.2 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets.

The Group also acquired The Natural Confectionery Company, an Australian confectionery business for £31m, as well as two smaller acquisitions for £13m.

These acquisitions contributed £877m of Turnover, and £25m of operating loss to the Group’s results for the year.